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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     Pursuant to Rule 13a-16  or 15d-16 of
                      the Securities Exchange Act of 1934

                           For the Month of May, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F [X]    Form 40-F  [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                  Yes  [ ]     No  [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).
MAY 14, 2003























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                        KOREA ELECTRIC POWER CORPORATION

  Announces the successful completion of the Closing Conditions relating to its
                             Eurobonds listed below

        U.S.$70,000,000 FLOATING RATE NOTES DUE 2004 (ISIN XS0077628286)
       (Y)3,360,000,000 2.75 PER CENT. NOTES DUE 2004 (ISIN XS0077627981)
      (POUND)200,000,000 8.50 PER CENT. BONDS DUE 2007 (ISIN XS0075777960)
        (E)300,000,000 5.75 PER CENT. NOTES DUE 2004 (ISIN XS0099267634)
        U.S.$96,500,000 FLOATING RATE NOTES DUE 2005 (ISIN XS0103064936)
       U.S.$150,000,000 FLOATING RATE NOTES DUE 2004 (ISIN XS0081617556)
       U.S.$55,000,000 7.11 PER CENT. NOTES DUE 2004 (ISIN XS0080728768)
       U.S.$95,000,000 7.05 PER CENT. NOTES DUE 2007 (ISIN XS0080728842)
      (Y)30,000,000,000 2.10 PER CENT. NOTES DUE 2005 (ISIN XS0114319170)
       (Y)5,000,000,000 2.50 PER CENT. NOTES DUE 2004 (ISIN XS0079587902)
       (Y)5,000,000,000 2.92 PER CENT. NOTES DUE 2004 (ISIN XS0077416930)
                                       OF
                        KOREA ELECTRIC POWER CORPORATION


NOTICE is hereby given by Korea Electric Power Corporation ("KEPCO") that the closing conditions as set out in the Notice of Meeting (and the Solicitation Letter dated 14th November, 2002 with respect to the (Y)5,000,000,000 2.50 per cent. Notes due 2004 (ISIN XS0079587902) and the (Y)5,000,000,000 2.92 per cent.
Notes due 2004 (ISIN XS0077416930)) dated 14th November 2002 for each of the above specified issues of bonds and notes have been satisfied. Accordingly each of the Extraordinary Resolution and the Proposal for each issue (and previously passed by the holders thereof) has become effective. As a result, The Korea Development Bank has unconditionally and irrevocably guaranteed on an unsecured and unsubordinated basis, KEPCO's payment obligations under each of the above specified issues of Bonds and Notes, respectively.

KEPCO retained Credit Suisse First Boston Corporation and Lehman Brothers Inc. as Solicitation Agents.


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KOREA ELECTRIC POWER CORPORATION
167 Samsong-Dong, Kangnam-Gu
Seoul 135-791, Korea

Dated:  April 29, 2003

This Notice does not constitute an offer of any securities.




















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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        KOREA ELECTRIC POWER CORPORATION


                                         By:  /s/ Myung-Whan Kim
                                         -----------------------------------
                                         Name: Myung-Whan Kim
                                         Title: General Manager
                                                International Finance Department

Date: May 14, 2003